Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France
March 13, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Alan Campbell

RE:	Nanobiotix S.A.
Registration Statement on Form F-3 (File No. 333-285604)

Dear Mr. Campbell:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Nanobiotix S.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on March 14, 2025 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant also hereby requests that the Commission notify Peter Devlin of Jones Day at 212-326-3978 or pdevlin@jonesday.com to confirm that the Registration Statement has become effective.

Please contact Peter Devlin of Jones Day if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

NANOBIOTIX S.A.

By:		/s/ François Chamoun
	Name:	François Chamoun
	Title:	VP General Counsel

cc:	Peter Devlin, Jones Day